EXHIBIT 99.1: PRESS RELEASE
LDK Solar Signs Wafer Supply Agreement with Solartech Energy Corp
XINYU CITY, China and SUNNYVALE, Calif., September 3, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of solar wafers, announced today that it has signed a five-year contract to supply multicrystalline solar wafers to Taiwan-based Solartech Energy Corp. (Solartech).
Under terms of the agreement, LDK Solar will deliver approximately 550 MW of multicrystalline silicon wafers to Solartech over a five-year period, commencing in 2009 and extending through 2013. Solartech will make an advanced payment representing a portion of the contract value to LDK Solar.
“We are pleased to expand our long-standing relationship with Solartech with this additional contract,” Xiaofeng Peng, Chairman and CEO of LDK Solar. “Having worked with Solartech since the company became one of our early customers; we look forward to continuing to support their expansion in the solar market.”
“We are excited to strengthen our wafer supply pipeline with this additional agreement with LDK Solar,” stated Charles C. Chang, President of Solartech. “LDK has been a valued partner to us as we have continued to expand our production capacity.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
About Solartech
Founded in June 2005, Solartech Energy Corp. (Solartech) was established on the premise of creating a sustainable business that also provided green energy to the world. Solartech currently has 200 employees and R&D experts in solar cell technologies who are involved in the business of research, development, and manufacturing of high efficiency solar cells. Solartech has been equipped with a fully automated production line which currently has an annual production capacity of 60 MW but will be expanded from 60 MW to 180 MW in 2008. Solartech plans to reach its capacity beyond 1GW per year by 2014. With enterprising and pioneering spirit, Solartech strives to provide clean power to the world by expanding its services that facilitate the growth and expansion of photovoltaic projects while ensuring high quality products and developing cutting-edge technologies.
Safe Harbor/Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801